Sizzle Acquisition Corp.
4201 Georgia Avenue NW
Washington DC 20011

VIA EDGAR

November 2, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Thomas Jones

Re:	Sizzle Acquisition Corp.

Amendment No. 4 to Registration Statement on Form S-1

Filed October 22, 2021

File No. 333-254182

Dear Mr. Jones:

Sizzle Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the oral comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on November 2, 2021, regarding the above-referenced Amended Registration Statement on Form S-1 filed with the Commission on October 22, 2021 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which is being filed with the Commission contemporaneously with the submission of this letter. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 4 to Registration Statement on Form S-1 filed October 22, 2021

Risks Relating to our Securities, page 35

1.	We note your risk factor that currently your warrants are expected to be accounted for as equity in your balance sheet, but you cannot guarantee that your warrants would not be classified be as liabilities. We further note your disclosure that if auditors of a potential target disagree or the SEC issues a statement in the future, it could result in different accounting treatment and you may need to restate your financial statements. These statements appear to qualify the accounting treatment of the warrants. Please tell us how this disclosure is appropriate in light of the audit report that states the financial statements are the responsibility of management and in which your auditor opines that the financial statements present fairly, in all material respects, your financial position and the results of your operations and cash flows in conformity with accounting principles generally accepted in the United States of America.

Response: The Staff’s comments are duly noted and we have revised the disclosures on pages 35 and 36 to delete the referenced risk factor.

************

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 2, 2021

We thank the Staff in advance for its review of the foregoing and Amendment No. 5. If you have further comments, please feel free to contact our counsel, Benjamin S. Reichel, at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Steve Salis
Steve Salis, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Graubard Miller